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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11020729

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2011 WASH, D.C. 200

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-67048

8-67653

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2010 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grandview Capital Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 S. Pine Island Road Suite 305
(No. and Street)

Plantation FL 33324
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Gilman 561-784-8922
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Webb & Company P.A.
(Name - *if individual, state last, first, middle name*)

1501 Corporate Drive Ste 150 Boynton Beach FL 33426
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

SEC 1410 (06-02)

KW 3/25

OATH OR AFFIRMATION

I, Peter Goldstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grandview Capital Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

(Signature)

Chairman

(Title)

(Notary Public)

BARBARA GLICKMAN
MY COMMISSION # DD837686
EXPIRES: January 20, 2013
Fl. Notary Discount Assoc. Co.
1-800-3-NOTARY

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

GRANDVIEW CAPITAL, INC.
(A WHOLLY OWNED SUBSIDIARY OF
GRANDVIEW CAPITAL PARTNERS, INC.)

REPORT PURSUANT TO RULE 17A-5
UNDER THE SECURITIES EXCHANGE ACT OF 1934

WC

Webb & Company, P.A.

Certified Public Accountants

GRANDVIEW CAPITAL, INC.
(A WHOLLY OWNED SUBSIDIARY OF GRANDVIEW CAPITAL PARTNERS, INC.)

CONTENTS

Webb & Company, P.A.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of:
Grandview Capital, Inc.
(a wholly owned subsidiary of Grandview Capital Partners, Inc.)

We have audited the accompanying statement of financial condition of Grandview Capital, Inc. (a wholly owned subsidiary of Grandview Capital Partners, Inc.) as of December 31, 2010 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of Generally Accepted Accounting Principles in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Grandview Capital, Inc. (a wholly owned subsidiary of Grandview Capital Partners, Inc.) as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 12–19 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Webb & Company, P.A.

WEBB & COMPANY, P.A.
Certified Public Accountants

Boynton Beach, Florida
February 25, 2011

1500 Gateway Boulevard, Suite 202 • Boynton Beach, FL 33426
Telephone: (561) 752-1721 • Fax: (561) 734-8562
www.cpawebb.com

Grandview Capital, Inc.
(A Wholly Owned Subsidiary of Grandview Capital Partners, Inc.)
Statement of Financial Condition

ASSETS

		As of December 31, 2010
Current Assets		
Cash	$	84,887
Securities owned at market value		39,002
Accounts receivable, net of allowance for uncollectable accounts of $0		5,917
Prepaid expenses		2,300
Total Current Assets		132,106
Property and Equipment, Net of accumulated depreciation of $2,919		19,797
Other Assets		
Security deposits		6,580
Deposit with clearing agent		12,001
Total Other Assets		18,581
Total Assets	$	**170,484**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts payable	$	7,140
Deferred revenue		26,002
Due to parent company		7,548
Accrued payroll expenses		55
Federal and state income taxes payable		12,195
Total Current Liabilities		52,940
Long Term Liabilities		
Subordinated note payable - related party		100,000
Accrued expenses - related party		2,167
Total Long Term Liabilities		102,167
Total Liabilities		**155,107**
Commitments and Contingencies		
Stockholders' Equity		
Common stock, $0.001 par value; 10,000,000 shares authorized, 100 shares issued and outstanding		1
Additional Paid in Capital		207,499
Accumulated Deficit		(192,123)
Total Stockholders' Equity		**15,377**
Total Liabilities and Stockholders' Equity	$	**170,484**

See accompanying notes to financial statements

Grandview Capital, Inc.
(A Wholly Owned Subsidiary of Grandview Capital Partners, Inc.)
Statement of Operations

		For the Year Ended December 31, 2010
Revenue		
Consulting Services	$	165,372
Investment Banking		81,517
Realized Gain on Investments		7,605
Interest Income		590
Total Revenue		255,084
Operating Expenses		
Employees' compensation		140,545
General and administrative		113,845
Professional fees		97,517
Travel		60,216
Rent		34,267
Total Operating Expenses		446,390
Net Loss from Operations		(191,306)
Other Expense		
Interest Expense		7,000
Total Other Expense		7,000
Loss from Operations		(198,306)
Provision for Income Taxes		-
Net Loss	**$**	**(198,306)**

See accompanying notes to financial statements

Grandview Capital, Inc.
(A Wholly Owned Subsidiary of Grandview Capital Partners, Inc.)
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2010

	Common Stock Shares	Common Stock Par	Additional Paid In Capital	Retained Earnings/ (Accumulated Deficit)	Total
Balance, December 31, 2009	100	$ 1	$ 207,499	$ 6,183	$ 213,683
Net Loss	-	-	-	(198,306)	(198,306)
Balance, December 31, 2010	**100**	**$ 1**	**$ 207,499**	**$ (192,123)**	**$ 15,377**

See accompanying notes to financial statements

Grandview Capital, Inc.
(A Wholly Owned Subsidiary of Grandview Capital Partners, Inc.)
Statement of Cash Flows

		For the Year Ended December 31, 2010
Cash Flows From Operating Activities:		
Net loss	$	(198,306)
Adjustments to reconcile net loss to net cash used in operations		
Depreciation expense		2,919
Changes in operating assets and liabilities:		
Prepaid expenses		11,207
Accounts receivable		54,083
Accounts payable		(4,487)
Deferred revenue		(13,000)
Accrued expenses- related party		(13,000)
Accrued expenses		(164,279)
Net Cash Used in Operating Activities		(324,863)
Cash Flows From Investing Activities:		
Proceeds from sale of securities		22,000
Purchase of property and equipment		(22,716)
Deposits with clearing agent		18,652
Net Cash Provided by Investing Activities		17,936
Cash Flows From Financing Activities:		
Due to parent company		7,548
Net Cash Provided by Financing Activities		7,548
Net Decrease in Cash		(299,379)
Cash at Beginning of Period		384,266
Cash at End of Period	$	84,887

Supplemental disclosure of cash flow information:

Cash paid for interest	$	20,000
Cash paid for taxes	$	-

Non cash investing and financing
During 2010, the Company recorded marketable securities with a fair value of $39,002 as deferred revenue.

See accompanying notes to financial statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION

(A) Organization

Grandview Capital, Inc. (a wholly owned subsidiary of Grandview Capital Partners, Inc.) was incorporated under the laws of the State of Florida on December 17, 1999.

The Company is a broker-dealer registered with the SEC and is a member of FINRA. The Company is a Florida corporation that is a wholly owned subsidiary of Grandview Capital Partners, Inc. (Parent).

(B) Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

(C) Cash and Cash Equivalents

For purposes of the cash flow statements, the Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

(D) Income Taxes

The Company accounts for income taxes under FASB ASC 740, "*Income Taxes*". Under FASB ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under FASB ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The valuation allowance at December 31, 2009 was $0. The net change in the valuation allowance for the year ended December 31, 2010 was an increase of $67,957. As of December 31, 2010, the Company has a net operating loss carry forward of approximately $194,100 available to offset future taxable income through 2030.

Expected income tax expense at U.S. statutory tax rate of 35%	$ (69,407)
The effect of:	
Nondeductible expenses	1,450
Change in valuation allowance	67,957
Income tax expense	$ -

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 2010 are as follows:

Deferred tax assets:	
Net operating loss carryforward	$ 67,957
Total gross deferred tax assets	67,957
Less valuation allowance	(67,957)
Net deferred tax assets	$ -

(E) Business Segments

The Company operates in one segment and therefore segment information is not presented.

(F) Property and Equipment

Purchases of property and equipment in excess of $1,000 are capitalized. Property and equipment is stated at cost for purchased assets. Depreciation on all property and equipment is provided using the straight-line method over the estimated useful lives (5 to 7 years) of the assets.

(G) Fair Value of Financial Instruments

FASB ASC 820 *"Fair Value"* defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three board levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company evaluates assets and liabilities subject to fair value measurements on a recurring and nonrecurring basis to determine the appropriate level to classify them for each reporting period. This determination requires significant judgments to be made by the Company. The following table sets forth the Company's assets and liabilities that were measured at fair value as of December 31, 2010, by level within the fair value hierarchy:

	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Investments in common stock	$ 39,002	$ -	$ 39,002	$ -
Total assets	$ 39,002	$ -	$ 39,002	$ -

The amortized cost of equity securities as shown in the accompanying statement of financial condition and their estimated market value at December 31, 2010 is as follows:

	2010
Trading securities:	$
Cost	39,002
Unrealized gain or (loss)	-
Marketable equity securities classified as current	39,002
	$ -

The change in unrealized gains (losses) from trading securities for the year ended December 31, 2010 were as follows:

	2010
Unrealized gain (loss)	$ -

(H) Accounts Receivable

The Company provides an allowance for doubtful accounts against customer receivables that are estimated to be uncollectable. As of December 31, 2010 there was no allowance for doubtful accounts.

(I) Revenue Recognition

The Company recognizes revenue on arrangements in accordance with Securities and Exchange Commission FASB ASC 605, "Revenue Recognition". In all cases, revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectability is reasonably assured. Investment advisory fees are recognized as earned over the term of the contract. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on the offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

(J) Advertising and Promotional Expense

Advertising and other product-related costs are charged to expense as incurred. Advertising expense for the year December 31, 2010 was $3,201.

(K) Concentration of Risk

Cash includes deposits at financial institutions with maturities of three months or less. The Company at times has cash in banks in excess of FDIC insurance limits and places its temporary cash investments with high credit quality financial institutions. At December 31, 2010 the Company has approximately $0 in cash balances at financial institutions which were in excess of the FDIC insured limits. The FDIC insured limits at December 31, 2010 was $250,000.

During 2010, customer A represented approximately 31% of revenues, customer B represented approximately 22% of revenues and customer C represented approximately 17% of revenues.

As of December 31, 2010, 100% of accounts receivable are due from one customer.

NOTE 2 SUBORDINATED NOTES PAYABLE

The borrowings under subordination agreements at December 31, 2010 are as follows:

		2010
Subordinated note, 7 percent, due October 29, 2012 Unsecured	$	100,000
	$	100,000

The subordinated borrowings are with related parties and are available in computing net capital under SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 3 NET CAPITAL REQUIREMENTS (RESTATED)

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $41,429, which was in excess of its required net capital of $5,000. The Company's ratio of indebtedness to net capital was 1.33 to 1.

NOTE 4 RELATED PARTY TRANSACTIONS

During the year ended December 31, 2007, the parent company provided a subordinated note payable of $100,000 to the Company due on October 29, 2012. The loan bears interest at 7% and is unsecured. As of December 31, 2010, accrued interest of $2,167 was recorded as accrued expense – related party (See Note 2). During 2010, the Company made a payment of $20,000 for accrued interest payable to the parent company.

During 2010, the parent company provided a loan of $7,548. The loan is unsecured, non interest bearing and due on demand.

During 2010, the Company paid $257,159 of management fees to its parent for services.

NOTE 5 COMMITMENTS

On February 3, 2010 the Company entered into a 26-month office lease agreement for its Florida headquarters. The monthly lease payment is $1,866 plus tax with annual increases based on the terms of the lease. In addition, the Company leases office space in New York City on a month to month basis. The lease requires the Company to make monthly payments of $2,300 plus reimbursement of monthly overhead expenses. During 2010, the Company cancelled the New York lease effective March 31, 2011. Rent expense for the year ended December 31, 2010 was $34,267. The future minimum annual lease payments are as follows as of December 31:

2011	$ 23,008
2012	23,702
2013	5,940
Total	$ 52,650

NOTE 6 SUBSEQUENT EVENT

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclose through February 25, 2011, the date the financial statements were issued.

SUPPLEMENTARY INFORMATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15C(3)1(a)(2)(vi)
December 31, 2010

AGGREGATE INDEBTEDNESS	
Accounts Payable and Accrued Liabilities	$ 55,107
NET CAPITAL	
Total Stockholder's Equity from the Statement of Financial Condition	$ 15,377
Add:	
Subordinated notes payable	100,000
Deductions:	
Nonallowable Assets	
Accounts receivable	5,917
Other Assets	67,708
Total Nonallowable Assets	73,625
Net Capital Before Haircuts on Securities Positions	41,752
HAIRCUTS ON SECURITIES POSITIONS:	
Money Market Funds	323
NET CAPITAL	$ 41,429
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Required Net Capital	$ 5,000
EXCESS NET CAPITAL AT 1000%	$ 35,919

STATEMENT PURSUANT TO RULE 17a-5(d)(4)
As of December 31, 2010

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2010

Net Capital, as Reported in Company's Part II (unaudited) FOCUS Report	$	77,414
Audit adjustments for accounts payable and accrued expenses		(26,002)
Audit adjustment - other misc		(1,426)
Audit adjustments for other assets		(8,880)
Haircut on Money Market Funds		323
Net Capital Per Above	$	41,429

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the period from January 1, 2010 to December 31, 2010, there were $100,000 of liabilities subordinated to claims of general creditors. There were no changes in subordinated liabilites during the year ended December 31, 2010.

STATEMENT PURSUANT TO EXEMPTIVE PROVISION UNDER RULE 15C-3-3

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC 15c3-3 based upon Paragraph (k)(2)(i) of the Rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17-a-5

To the Board of Directors of:
Grandview Capital, Inc.
(a wholly owned subsidiary of Grandview Capital Partners, Inc.)

In planning and performing our audit of the financial statements and supplementary information of Grandview Capital, Inc. (a wholly owned subsidiary of Grandview Capital Partners, Inc.) as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule17a-3(a)(11) and for determining compliance with the exceptive provisions of rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatement on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and regulated regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Webb & Company, P.A.

WEBB & COMPANY, P.A.
Certified Public Accountants

Boynton Beach, Florida
February 25, 2011

Webb & Company, P.A.
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES RELATED TO RULE 17a-5(e)4 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

To the Board of Directors of:
Grandview Capital, Inc.
(a wholly owned subsidiary of Grandview Capital Partners, Inc.)

In accordance with Rule 17a-5(e) 4 under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Grandview Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Grandview Capital Inc.'s compliance with the applicable instructions of (Form SIPC-7). Grandview Capital, Inc.'s management is responsible for the Grandview Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follow:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records; noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting differences;

    - Profit from underwriting fees was reported net vs. gross. This had no effect on the reported net income, but understated total revenue and total expense;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers; noting no differences.

4. Proved the arithmetic accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments; noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Webb & Company, P.A.

WEBB & COMPANY, P.A.
Certified Public Accountants

Boynton Beach, Florida
February 25, 2011

GRANDVIEW CAPITAL, INC.
(A WHOLLY OWNED SUBSIDIARY OF GRANDVIEW CAPITAL PARTNERS, INC.)
SCHEDULE OF REVENUES
FOR THE YEAR ENDED DECEMBER 31, 2010

Consulting Services	$	165,372
Investment banking fees		81,517
Realized gain on investments on statement of financial position		7,605
Interest income		590
Total Revenues	$	255,084

GRANDVIEW CAPITAL, INC.
(A WHOLLY OWNED SUBSIDIARY OF GRANDVIEW CAPITAL PARTNERS, INC.)
SCHEDULE OF ASSESSMENT PAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

Payment Date	Amounts	Name of SIPC Agent
2/25/11	$730	Boca Raton, FL